Exhibit 99.1

SCAILEX CORPORATION LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 31, 2007

Herzliya Pituach, Israel
November 23, 2007

To the Shareholders of Scailex Corporation Ltd. (“we”, “Scailex” or the “Company”):

        NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of Scailex will be held at our offices at 16 Shenkar Street, Entrance B, Herzliya Pituach, Israel on Monday, December 31, 2007 at 2:00p.m. (Israel time).

        The agenda of the meeting will be as follows:

(1)	to elect eight directors to our board of directors;

(2)	to approve the re-appointment of Brightman, Almagor & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors and to authorize our board of directors to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

(3)	to approve an extension of the term of the service agreement with Globecom Investments Ltd., relating to the services of Eran Schwartz, active Chairman of the board of directors of the Company;

(4)	to increase the authorized share capital by NIS 1,440,000, so that the authorized share capital of the Company shall be NIS 7,200,000, divided into 60,000,000 million ordinary shares of a nominal (par) value of NIS 0.12 per share and to amend our memorandum and articles of association accordingly; and

(5)	to discuss the Auditors’ Report and our audited Consolidated Financial Statements for the year ended December 31, 2006.

        Shareholders of record at the close of business on November 27, 2007 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States to our United States transfer agents, American Stock Transfer and Trust Company. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

        Alternatively, shareholders may elect to vote their shares (only regarding Items 1 and 3 of the agenda) by a Hebrew–language written ballot, the form of which (together with the relevant instructions, including the possibility to send a Position Statement under Israeli applicable law) may be obtained on the website of the Israeli Securities Authority at: http://www.magna.isa.gov.il, on the website of The Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, or directly from Scailex.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Joint holders of shares should take note that, pursuant to Article 32(d) of our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

By order of the Board of Directors, ERAN SCHWARTZ Chairman of the Board of Directors YAHEL SHACHAR Chief Executive Officer

SCAILEX CORPORATION LTD.
(Israel Company Number: 52-003180-8)
16 Shenkar Street, Entrance B, P.O.B. 12423 Herzliya Pituach 46733, Israel

Telephone: +972 9 961 0900; Fax: +972 9 961 0912

PROXY STATEMENT

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        This proxy statement is furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the 2007 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The meeting will be held on Monday, December 31, 2007 at 2:00 p.m. (Israel time) at our offices at 16 Shenkar Street, Entrance B, Herzliya Pituach, Israel.

Purpose of the 2007 Annual General Meeting

        It is proposed that at the meeting resolutions be adopted: (1) to elect eight directors to our board of directors; (2) to approve the re-appointment of Brightman, Almagor & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors and to authorize our board of directors to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; (3) to approve an extension of the term of the service agreement with Globecom Investments Ltd., relating to the services of Eran Schwartz, active Chairman of the board of directors of the Company; and (4) to increase the authorized share capital by NIS 1,440,000, so that the authorized share capital of the Company shall be NIS 7,200,000, divided into 60,000,000 million ordinary shares of a nominal (par) value of NIS 0.12 per share and to amend our memorandum and articles of association accordingly.

        In addition, the Auditors’ Report and our audited Consolidated Financial for the year ended December 31, 2006 will be discussed at the meeting.

Voting and Proxies

        We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12 per share. Only holders of record of our ordinary shares at the close of business on November 27, 2007 (or where such day is not a business day, the business day immediately prior thereto), are entitled to vote at the Annual General Meeting.

        Shareholders may elect to vote their shares once, either by attending the meeting in person, by a duly executed proxy as detailed below, or by a duly executed Hebrew-language written ballot (only regarding to Items 1 and 3 of the agenda), the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authority at: http://www.magna.isa.gov.il, on the website of The Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, or directly from Scailex. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        A form of proxy for use at the meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time prior to the commencement of the meeting by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by attending and voting in person at the meeting. Ordinary shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us at least twenty-four (24) hours prior to the meeting, will be voted as indicated in the form, or if no preference is noted, will be voted in favor of all the matters to be presented to the meeting, as described above.

        Proxies for use at the meeting are being solicited by our board of directors and are being mailed to shareholders on or about November 28, 2007. Proxies will be solicited chiefly by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, facsimile or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our ordinary shares.

        We had outstanding on November 21, 2007, 38,178,363* ordinary shares. Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting. The holders of 33 1/3% of our outstanding ordinary shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting. On all matters considered at the meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present. If, within half an hour from the time fixed for the commencement of the meeting, a quorum is not present, the meeting shall stand adjourned to Monday, January 7, 2008, at the same time and place.

PROPOSALS FOR THE 2007 ANNUAL GENERAL MEETING

ITEM 1 – ELECTION OF EIGHT DIRECTORS

        We currently have a board of ten directors, including two outside directors. Those directors who are not outside directors are elected annually. Pursuant to Israel’s Companies Law, 5759 – 1999 (the “Companies Law”), outside directors are elected for a three-year term. Neither of our outside directors is due for re-election at the meeting.

        Pursuant to the recommendations of the nominating committee of our board of directors, our board of directors has resolved to present eight nominees for election as directors at the Annual General Meeting, all such nominees being current members of our board of directors. Each elected nominee will hold office until the next annual general meeting, unless his or her office is vacated earlier pursuant to the provisions of our articles of association or applicable law.

        Set forth below are certain details regarding each of the said eight nominees, based upon information provided by them and to the best of the Company’s knowledge.

Name	Israel I.D. Number	Date of Birth	Address (all in Israel)	Membership of Committees of the Board

Eran Schwartz	059224121	July 9, 1965	12 Ramot Yam St.	financial investments committee
			Herzliya Pituach

Yossi Arad	058132234	August 2, 1963	Moshav Benaya 338

Irit Ben-Ami	056794852	April 15, 1961	39 Tzipman St.	audit committee
			Ra'anana

Arie Zief	009792482	March 30, 1946	22 Hertzfeld St.	nominating committee;
			Herzliya Pituach	remuneration committee

Shalom Singer	00660894	August 19, 1946	76 Eshkol Levi St.	financial investments committee;
			Tel Aviv	audit committee;
				nominating committee;
				remuneration committee

Arie Silverberg	42508754	November 21, 1947	56 Keren Hayesod St.	financial investments committee
			Herzliya

Modi Peled	056092711	October 21, 1959	47 Hanesher St.	audit committee
			Ra'anana

Dr. Arie Ovadia	78284338	December 25, 1948	11 Hashomer St.	financial investments committee
			Ra'anana

* Does not include 5,401,025 ordinary shares which are deemed issued but considered treasury shares, of which (i) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer, and (ii) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998.

Notes:

(1)	The nationality of all of the above directors is Israeli.

(2)	All of the above directors were first appointed to the Company’s board of directors on July 18, 2006, except for Yossi Arad, who was first appointed to the Company’s board of directors on November 14, 2007.

(3)	Apart from Mr. Eran Schwartz and Mr. Yossi Arad (see below), none of the above directors is an employee of the Company or any of its subsidiaries or affiliated companies or of any principal shareholder or other “interested party” (as such term is defined by Israel’s Securities Law 5728-1969), although several of the directors serve as directors of principal shareholders or their affiliated companies.

(4)	None of the above directors has any family relationship with any “interested party” (which term includes other directors of the Company and members of our senior management).

        Set forth below are details of the above directors’ business activities during the last five years, current directorship and academic and professional qualifications:

        Eran Schwartz serves as active chairman of Scailex. He also serves as Chief Executive Officer of Israel Petrochemical Enterprises Ltd. (“IPE”), Scailex’s parent company which indirectly holds 50.06% of the share capital of Scailex, and of I.D. Federman Holdings Ltd., a major shareholder of one of IPE’s principal shareholders, and has held such positions for in excess of the last five years. Mr. Schwartz also serves as the Chairman of Petroleum Capital Holdings Ltd. (“PCH”), Scailex Vision (Tel Aviv) Ltd. (“Scailex Vision”) and is a director of IPE, Modgal Ltd. and its subsidiaries, Avgol Industries (1953) Ltd. (“Avgol”, a subsidiary of IPE), Maccabi Tel Aviv Basketball (1995) Ltd., Camera Corp Ltd., Wet Water Ltd., Secure Pharmaceuticals Ltd. and Globecom Investments Ltd. Mr. Schwartz holds a bachelors degree in economics and business management and a masters degree in business administration from Tel Aviv University, Israel.

        Yossi Arad has served as Chief Executive Officer of Tao Tsuot Ltd. (“Tao”) since August 2005. Previously he served as Vice President of Investments of Suny Electronic Ltd. (“Suny”). (Tao and Suny are both controlled by Mr. Ilan Ben-Dov, and together with another company controlled by him, Mr. Ben-Dov may be deemed to hold 33.17% of the share capital of Scailex.). Prior to 2005, Mr. Arad served as co-Chief Executive Officer of Migdal Asset Management Ltd. and the head of a branch of Ilanot Batucha Ltd. He serves as the Chairman of Naot Magor Entrepreneurship and Building Ltd. and also serves as a director of Tao, Tao Real Estate Ltd., Tao Tsuot Bonds Ltd., Darban Investments Ltd., Shamir Food Industries Ltd. and Ten Petrol Ltd. Mr. Arad holds a bachelors degree in economics and business management and a masters degree in business administration from Tel Aviv University, Israel.

        Irit Ben-Ami served, during the last five years, as Chief Financial Officer of some of the business units of “General Health Services” in Israel until 2003. She is a director of Dorea Ltd., Eldan-Tech Ltd. and AdvanTech Ltd. Ms. Ben-Ami holds a bachelors degree in economics and accounting from Haifa University, Israel; an M.H.A. from Ben Gurion University, Beersheba, Israel; and a law degree from the Sha’arei Mishpat College of Law, Israel. She is a Certified Public Accountant (Israel) and a member of the Israel bar association.

        Arie Zief has served, during the last five years, as Chief Executive Officer of Dubek Ltd. a tobacco company and Chairman of Modgal Ltd. From 1999 to 2003, he was Chairman of United Mizrachi Bank Investments. Mr. Zief is a director of Scailex Vision, Carmel Olefins Ltd. (“Carmel Olefins”), IPE, and Ardalia Ltd. and is a member of the advisory committee to the Bank of Israel. He holds a bachelors degree in economics from the Hebrew University of Jerusalem, Israel.

        Shalom Singer serves as as Chairman of Clal Insurance Company Ltd.‘s Investment Committee of Profit Participating Policies. From 2003 to 2005, Mr. Singer served as special general manger of Kagam Central Pension Fund. He is a director of Singer Barnea, IPE, Scailex Vision, Scope Metal Trading and Technical Services Ltd. and Robert Marcus Loss Adjusters Ltd. He holds a bachelors degree in accounting from Haifa University, Israel.

        Arie Silverberg has acted, during the last five years, as an advisor to Glencore International AG and, for the last two years he has been a director and Chief Executive Officer of Energy Infrastructure Acquisition Company Ltd. Until November 2006, he was a director of Granite Hacarmel Ltd. and many of its subsidiaries, Sonol Ltd., Sonol Israel Ltd., Supergas – Israeli Company for the Distribution of Gas Ltd., Organim Beyorak Ltd., Tambour Ecology Ltd. and Boroglan Ltd. He is currently a director of PCH, Carmel Olefins and Avgol. He holds a bachelors degree and a masters degree in chemical engineering from the Technion – Israel Institute of Technology in Haifa Israel.

        Modi Peled has served, during the last five years, as Managing Partner of Provisio Capital Ltd. He also serves as Managing Director of Pelgo Ltd, as a member of Zoglobek Industries Ltd. executive committee and as an advisor to corporations. Mr. Peled served in 2002 and 2003 as Chief Executive Officer of Migdal Private Equity Ltd. He is a director of Fourier Systems Ltd. Mr. Peled holds a bachelors degree in economics and business management and a masters degree in business administration, both from Tel Aviv University, Israel.

        Dr. Arie Ovadia has served, during the last five years, as Chairman of The Phoenix Holdings Ltd., acted as an advisor to corporations and served as a member of the Israel Accounting Standards Board. He is a director of IPE, Carmel Olefins Ltd., Straus Elite Ltd., Real Estate Participations In Israel Ltd., Tadiran Communications Ltd., Mehedrin Ltd., Giron Ltd. and Destiny Investments Ltd. He holds a PhD in economics from University of Pennsylvania, Wharton School.

        The shares of Scailex do not have cumulative voting rights for the election of directors, which means that (subject to certain special requirements regarding voting for the election of an outside director) the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of directors at a general meeting of shareholders have the power to elect all the directors, to the exclusion of the remaining shareholders.

Proposal 1

        It is proposed that at the meeting the following resolution be adopted (with respect to each nominee):

RESOLVED, that each of the nominees named in Item 1 of the Proxy Statement for Scailex’s 2007 Annual General Meeting be, and he or she hereby is, elected as a director of Scailex to hold office until the next annual general meeting, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of Scailex or applicable law.”

Required Vote

        Shareholders may vote for or against, or may abstain from voting, in connection with the election of each of the said nominees. The affirmative vote of a majority of the ordinary shares present at the meeting, in person or by proxy or written ballot, and voting thereon, is required to elect each of the said nominees as a director.

        The board of directors recommends a vote FOR the election of all the said nominees.

ITEM 2 – RE-APPOINTMENT OF INDEPENDENT AUDITORS AND FIXING THEIR REMUNERATION

        Brightman, Almagor & Co., Certified Public Accountants (Israel) and a member of Deloitte Touche Tohmatsu, were appointed to serve as independent auditors of Scailex for the 2007 fiscal year. They have no relationship with Scailex, except as auditors and, to a limited extent, as tax consultants and some other non-audit related services. Our audit committee and board of directors have approved the re-appointment of Brightman, Almagor & Co. as our independent auditors and believe them to be fully independent of the Company.

        At the Annual General Meeting, shareholders will be asked to approve the re-appointment of Brightman, Almagor & Co. as our independent auditors for the 2008 fiscal year and to authorize our board of directors to fix their remuneration. The fixing of the remuneration of our independent auditors by our board of directors will be made pursuant to the recommendation of our audit committee, following its deliberations thereon.

        A representative from Brightman, Almagor & Co. is expected to be present at the meeting and available to respond to appropriate questions from shareholders.

Proposal 2

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of Brightman, Almagor & Co., a member of Deloitte Touche Tohmatsu, as independent auditors of the Company for the 2008 fiscal year be, and it hereby is, approved and that the board of directors be, and it hereby is, authorized to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

        Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution.

        The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – EXTENSION OF TERM OF SERVICE AGREEMENT WITH GLOBECOM
INVESTMENTS LTD. RELATING TO THE SERVICES OF ERAN SCHARTZ

        Under the Companies Law, a transaction between Scailex and one of its directors regarding his remuneration, must be approved by Scailex’s audit committee, board of directors and shareholders, in that order.

        At an extraordinary general meeting of shareholders of Scailex held on April 30, 2007, shareholders approved the terms of a service agreement (the “Service Agreement”) with Globecom Investments Ltd. (“Globecom”) relating to the services of Eran Schwartz, a director of Scailex and active Chairman of its board of directors since his appointment on July 18, 2006. Globecom is a company controlled by Mr. Schwartz. (For additional details of Mr. Schwartz, see Item 1 above – Election of eight directors.) The Service Agreement had previously been approved by Scailex’s remuneration committee, audit committee and board of directors.

        The Service Agreement was effective from July 18, 2006 for a term of approximately eighteen months and is due to terminate on December 31, 2007. On November 13, 2007, Scailex’s remuneration committee and audit committee approved an extension of the term of the Service Agreement for an indefinite period, with a provision that either party may terminate it upon giving six months written notice in advance. This decision was approved on November 14, 2007 by the board of directors, subject to shareholder approval.

        No other changes are proposed to the Service Agreement approved by shareholders in April 2007, the principal provision of which calls for the payment by the Company to Globecom of the sum of 100,900 shekels per month in respect of the services to be performed by Mr. Schwartz, such payments being linked to the Israel Consumer Price Index for the month of June 2006. Of this amount, 75,000 shekels represents basic remuneration and the balance represents the estimated cost of social benefits.

        In considering the extension of the term of the Service Agreement, members of the remuneration and audit committees and the board of directors of the Company reiterated the reasons that led them to approve the terms of Service Agreement with Mr. Schwartz in April 2007. Furthermore, the remuneration and audit committees and the board of directors expressed their appreciation of Mr. Schwartz’s many activities and the significant contribution he has made to the Company in the period since approval of the Service Agreement, as well as for his strenuous work, including the identifying of new investment opportunities for the Company.

Proposal 3

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED that the term of the service agreement between Scailex Corporation Ltd. and Globecom Investments Ltd. relating to the services of Mr. Eran Schwartz, be, and the same hereby is, extended for an indefinite period, with a provision that either party may terminate such service agreement upon giving six months written notice in advance.”

Required Vote

        Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy or written ballot, and voting on the resolution.

        The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 – INCREASE IN THE COMPANY’S AUTHORIZED SHARE CAPITAL

        Clause 4 of our memorandum of association and Article 4 of our articles of association currently provide that the “share capital of the Company is five million seven hundred and sixty thousand New Shekels (NIS 5,760,000), divided into forty eight million (48,000,000) Ordinary Shares of a nominal value of twelve Agora (NIS 0.12) each, all ranking pari passu.” As of the date hereof, there were 38,178,383 shares issued and outstanding (not including 5,401,025 treasure shares). Our board of directors proposes that our memorandum and articles of association be amended to increase the authorized share capital by NIS 1,440,000, resulting in an authorized share capital of NIS 7,200,000, divided into 60,000,000 million Ordinary Shares of a nominal (par) value of NIS 0.12 per share.

Proposal 4

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the authorized share capital of Scailex Corporation Ltd. be increased by NIS 1,440,000 and that the Company’s memorandum and articles of association accordingly be, and the same hereby are, amended by replacing the text of Clause 4 of the memorandum of association and Article 4 (headed “Share Capital”) of the articles of association in their entirety with the following paragraph:

‘The share capital of the Company is seven million, two hundred thousand New Israeli Shekels (NIS 7,200,000), divided into sixty million (60,000,000) Ordinary Shares of a nominal value of twelve Agora (NIS 0.12) each, all ranking pari passu.’”

Required Vote

        Approval of the above resolution will require the affirmative vote of not less than 75% of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution.

        The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 – DISCUSSION OF AUDITORS' REPORT AND FINANCIAL STATEMENTS

        At the Annual General Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2006, will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F (filed with the Securities and Exchange Commission on June 19, 2007), may be viewed on our website – www.scailex.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov or the website of the Israel Securities Authority at www.magna.isa.gov.il. None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material. Any holder of voting rights in the Company may receive a copy of the said reports and financial statements of Company, without charge, upon written request to the Company (attention: Mr. Shachar Rachim, Chief Financial Officer).

        This item will not involve a vote of the shareholders.

By order of the Board of Directors, ERAN SCHWARTZ Chairman of the Board of Directors YAHEL SHACHAR Chief Executive Officer

Dated: November 23, 2007